UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2025

Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry into Any Market Purchase Agreement with Alumni Capital LP

On June 20, 2025, RedHill Biopharma Ltd. (the “Company”) entered into an Any Market Purchase Agreement (the “Purchase Agreement”) with Alumni Capital LP, a Delaware limited partnership (the “Purchaser”). Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to sell to the Purchaser, from time to time, up to $10,000,000 of American Depositary Shares (“ADSs”), each representing 10,000 ordinary shares (“Ordinary Shares”), par value NIS 0.01 per share, of the Company, subject to the terms and conditions set forth in the Purchase Agreement.

The Company’s right to commence sales of ADSs to the Purchaser under the Purchase Agreement is subject to the satisfaction of certain conditions, including that a registration statement of such ADSs is declared effective by the Securities and Exchange Commission (the “Commencement Date”). From and after the Commencement Date, ending on the earlier of (i) the date, if any, on which the ADSs cease trading on Nasdaq or on another U.S. stock exchange specified under the Purchase Agreement, (ii) the purchase by the Purchaser of ADSs for an aggregate purchase price of $10 million, or (iii) 5:00 p.m. Eastern Time on June 30, 2026, the Company will control the timing and amount of any sales of ADSs to the Purchaser. Actual sales of ADSs to the Purchaser under the Purchase Agreement, if any, will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the ADSs, and determinations by the Company as to the appropriate sources of funding and its operations.

Under the terms of the Purchase Agreement, the Company may, at its discretion, direct the Purchaser to purchase ADSs in one or more tranches. The initial tranche may be up to $1,000,000 and will be priced at 82% of the lowest daily volume weighted average price (“VWAP”) of the ADSs during the five consecutive trading days immediately prior to the date the Company delivers (“Purchase Notice Date”) a purchase notice to the Purchaser (the “Purchase Notice,” and the Purchase Notice for the initial tranche is called the “Initial Purchase Notice”).

From and after the closing of the purchase and sale of the ADSs in the initial tranche, the Company may, at its discretion, direct the Purchaser to purchase the number of ADSs having an aggregate purchase price equal to the lesser of $500,000 or sixty percent (60%) of the average daily trading volume of the ADSs over the most recent five business days prior to the respective Purchase Notice Date, unless waived upon mutual discretion between the Company and the Purchaser, up to an amount no greater than an aggregate purchase price equal to $3,000,000, at a price equal to the lowest daily VWAP during the five consecutive business days immediately prior to the Purchase Notice Date with respect to a Purchase Notice multiplied by 90% (such Purchase Notice is called a “Regular Purchase Notice”).

In addition, from and after the closing of the purchase and sale of the ADSs in the initial tranche, the Company may, at its discretion, also direct the Purchaser to purchase the number of ADSs having an aggregate purchase price equal to the lesser of $500,000 or thirty percent (30%) of the trading volume of the ADSs beginning at 4:00 a.m. New York time on the Purchase Notice Date and ending at the time on the Purchase Notice Date that the Purchase Notice has been received by email by the Company, at a price equal to the lowest traded price of the ADSs on the Purchase Notice Date with respect to a Purchase Notice multiplied by 96%.

As consideration for the Purchaser’s commitment, the Company issued to the Purchaser a warrant to purchase up to 333,333 ADSs (the “Commitment Warrants”) for a term of five years and an exercise price of $3.00 per ADS.

The Purchase Agreement contains customary representations, warranties, covenants, and indemnification provisions.

The Purchase Agreement also prohibits us from directing the Purchaser to purchase any ADSs  (i) if those ADSs, when aggregated with all other ADSs then held or beneficially owned by the Purchaser and its affiliates, would result in the Purchaser and its affiliates holding or having beneficial ownership, at any single point in time, of more than 4.99% of the  number of ADSs outstanding immediately after the issuance of securities issuable pursuant to a Purchase Notice, or (ii) where the issuance of such ADSs, when aggregated with all other ADSs and Ordinary Shares then held or beneficially owned by the Purchaser and its affiliates, would result in the Purchaser and its affiliates holding or having beneficial ownership, at any single point in time, of more than 4.99% of the Company’s issued share capital or voting rights in it (unless and until the Company obtains the approval of its shareholders for the issuance of ADSs in excess of such amount), in either case subject to the option to issue Prefunded Warrants in lieu of ADSs with respect to the sales pursuant to the Initial Purchase Notice or any Regular Purchase Notice.

The Commitment Warrants were offered and sold, and the ADSs and Prefunded Warrants will be offered and sold, under an exemption from registration under the Securities Act of 1933, as amended  (the “Securities Act”). This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall such securities be offered or sold absent registration or an applicable exemption from the registration requirements of the Securities Act.

The foregoing description of the Purchase Agreement and the Commitment Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, the form of Commitment Warrant, and the form of Prefunded Warrant, which are filed as Exhibits 1.1, 4.1, and 4.2, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
1.1	Any Market Purchase Agreement, dated as of June 20, 2025.
4.1	Commitment Warrant, dated June 20, 2025.
4.2	Form of Prefunded Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: June 25, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer